FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 12, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 12, 2018	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our TWSE MOPS filing on February 12, 2018

SEQ_NO: 1

Date of announcement: 2018/02/12

Time of announcement: 13:31:53

Subject: Announcing the resolution of ASE Inc. 2018 First Extraordinary General Meeting

Date of events:  2018/02/12

To which item it meets: paragraph 18

Statement:

1.	Date of the special shareholders' meeting:2018/02/12

2.	Important resolutions:

(1)	Approved the proposed plan for the Company to jointly execute a share transfer with Siliconware Precision Industries Co., Ltd. for the purpose of making the newly-established ”ASE Industrial Holding Co., Ltd.” acquire 100% of all shares of the Company and Siliconware Precision Industries Co., Ltd. and terminate the stock listings of the Company and Siliconware Precision Industries Co., Ltd., and request for approval by the shareholders' meeting for passage of a share transfer agreement and supplementary provisions thereto and this proposed share transfer.

(2)	Approved the revision of the Company's ”Procedure for Lending Funds to Other Parties”.

(3)	Approved the revision of the Company's ”Procedure for Making Endorsements and Guarantees”.

(4)	Approved the revision of the Company's ”Procedure for the Acquisition or Disposal of Assets”.

(5)	Approved the ”ASE Industrial Holding Co., Ltd. Rules of Procedure for Shareholders’Meeting”.

(6)	Approved the ”ASE Industrial Holding Co., Ltd. Articles of Incorporation”.

(7)	Approved the ”ASE Industrial Holding Co., Ltd. Rules Governing the Election of Directors and Supervisors”.

(8)	Election of ASE Industrial Holding Co., Ltd. Directors and Supervisors Elected Directors:

ASE Enterprises Ltd.(representatives:Jason C.S. Chang, Bough Lin, C.W. Tsai, Tien Wu, Joseph Tung, Raymond Lo, Jeffrey Chen and TS Chen), Richard H.P. Chang, Rutherford Chang and Freddie Liu. Elected Supervisors:Alan Cheng, Yuan-Chuang Fung and Fang-Yin Chen.

(9)	Permit to waive the non-competition clauses applicable to newly elected directors.

(10)	Approved the ”ASE Industrial Holding Co., Ltd. Procedure for Lending Funds to Other Parties”.

(11)	Approved the ”ASE Industrial Holding Co., Ltd. Procedure for Making Endorsements and Guarantees”.

(12)	Approved the ”ASE Industrial Holding Co., Ltd. Procedure for Acquisition or Disposal of Assets”.

3.	Any other matters that need to be specified:None